Exhibit 12
NiSource Inc.
Ratio of Earnings to Fixed Charges
The ration of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines (a).

	Year ended December 31,
	2009	2008	2007	2006	2005

Earnings as defined in item 503(d) of Regulation S-K:
Add:
Pretax income from continuing Operations (b)	$381,711,851	$547,756,665	$453,435,772	$526,823,271	$428,984,984
Fixed Charges	423,724,907	422,708,986	436,701,099	419,858,840	448,424,856
Amortization of capitalized interest (c)	—	—	—	—	—
Distributed income of equity investees	2,924,805	7,941,413	44,134,385	21,974,949	3,384,404
Share of pre-tax losses of equity investees for which charges arising guarantees are included in fixed charges	—	—	—	—	—
Deduct:
Interest capitalized (c)	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries (d)	—	—	—	1,670,297	6,448,732
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	(46,769)	(5,307)	(2,708)	(5,443)	(5,524)

	$808,408,332	$978,412,370	$934,273,964	$966,992,206	$874,351,036

Fixed charges as defined in item 503(d) of Regulation S-K:
Interest on long-term debt	$386,737,382	$358,736,132	$353,404,387	$346,666,685	$385,598,925
Other interest	5,268,937	37,561,475	58,214,067	45,638,785	20,683,691
Capitalized interest during period (c)					—
Amortization of premium, reacquisition premium, discount and expense on debt, net	13,020,255	7,682,146	7,284,066	7,654,771	17,508,994
Interest portion of rent expense	18,745,102	18,734,540	17,801,287	18,233,745	18,190,038
Minority Interest	(46,769)	(5,307)	(2,708)	(5,443)	(5,524)

	$423,724,907	$422,708,986	$436,701,099	$418,188,543	$441,976,124

Plus preferred stock dividends:
Preferred dividend requirements of subsidiary	$—	$—	$—	$1,076,298	$4,233,611
Preferred dividend requirements factor	0.58	0.67	0.65	0.64	0.66

Preference security dividend requirements of consolidated subsidiaries (d)	—	—	—	1,670,297	6,448,732
Fixed charges	423,724,907	422,708,986	436,701,099	418,188,543	441,976,124

	$423,724,907	$422,708,986	$436,701,099	$419,858,840	$448,424,856

Ratio of earnings to fixed charges	1.91	2.31	2.14	2.30	1.95

(a)	Income Statement amounts have been adjusted for discontinued operations.

(b)	Excludes adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees.

(c)	NiSource is a public utility following SFAS 71 and therefore does not add amortization of capitalized interest or subtract interest capitalized in determining earnings, nor reduces fixed charges for Allowance for Funds Used During Construction.

(d)	Preferred dividends, as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one minus the effective income tax rate applicable to continuing operations.